Exhibit 99.1

ALLOYX LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

Report of Independent Registered Public Accounting Firm

To:	The Sole Director and Shareholders of
AlloyX Limited and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AlloyX Limited and its subsidiaries (collectively the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the two years in the period ended March 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID: 1171

San Mateo, California

September 29, 2025

We have served as the Company’s auditor since 2025.

ALLOYX LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2025 AND 2024

(Amount in U.S. dollar, except for share and per share data, or otherwise noted)

	As at March 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$4,434,017	$5,476
Short-term investment	1,904,700	-
Other receivables, net	2,572	-
Total current assets	6,341,289	5,476

Non-current assets:
Property and equipment, net	58,513	-
Operating right-of-use asset, net	1,372,305	-
Total non-current assets	1,430,818	-
TOTAL ASSETS	$7,772,107	$5,476

Current liabilities:
Accrued expenses	$26,382	$-
Operating lease liabilities – current	491,655	-
Total current liabilities	518,037	-

Non-current liabilities:
Operating lease liabilities – non-current	914,116	-
Total non-current liabilities	914,116	-
TOTAL LIABILITIES	1,432,153	-

COMMITMENTS AND CONTINGENCIES (Note 12)

Shareholders’ equity
Ordinary shares (US$0.001 par value per share; 50,000,000 shares authorized; 50,000,000 shares issued and outstanding as of March 31, 2025 and 2024*)	50,000	50,000
Ordinary shares to be issued	5,025	-
Additional paid-in capital	7,101,132	5,976
Subscription receivable	(50,000)	(50,000)
Accumulated losses	(767,881)	(500)
Accumulated other comprehensive income	1,678	-
Total shareholders’ equity	6,339,954	5,476
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,772,107	$5,476

*	Retrospectively restated for effect of share reorganization (see Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

ALLOYX LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

(Amount in U.S. dollar, except for share and per share data, or otherwise noted)

	For the years ended March 31,
	2025	2024
Operating expenses
Marketing and promotion expenses	$(13,218)	$-
Employee benefits expenses	(230,292)	-
Lease expenses	(183,660)	-
Legal and professional fees	(70,461)	-
Fund subscription service fee	(104,600)	-
Information technology expenses	(75,329)	-
Transportation expenses	(7,144)	-
Office expenses	(13,249)	(26)
General and administrative expenses	(76,653)	(96)
Total operating expenses	(774,606)	(122)

Other income (expenses)
Other income (expense), net	7,225	(378)
Total other income (expenses), net	7,225	(378)

Loss before income tax expense	(767,381)	(500)

Income tax expense	-	-

Net loss	$(767,381)	$(500)

Other comprehensive income
Foreign currency translation adjustment	1,677	-
Total comprehensive loss	$(765,704)	$(500)

Basic and diluted net loss per share	$(0.02)	$0.00 *
Weighted average number of shares outstanding - basic and diluted*	50,000,000	50,000,000

*	Retrospectively restated for effect of share reorganization (see Note 1)
**	Less than US$0.01

The accompanying notes are an integral part of these consolidated financial statements.

ALLOYX LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

(Amount in U.S. dollar, except for share and per share data, or otherwise noted)

	Ordinary shares		Ordinary shares to be issued		Additional			Accumulated other	Total
	Number of shares*	Amount	Number of shares	Amount	paid-in capital	Subscription receivable	Accumulated losses	comprehensive income	shareholders’ equity
Balance as of April 1, 2023	50,000,000	$50,000	-	$-	$-	$(50,000)	$-	$-	$-
Advance from a shareholder	-	-	-	-	5,976	-	-	-	5,976
Net loss	-	-	-	-	-		(500)	-	(500)
Balance as of March 31, 2024	50,000,000	50,000	-	-	5,976	(50,000)	(500)	-	5,476
Shares to be issued to investors	-	-	5,025,000	5,025	8,034,975	-	-	-	8,040,000
Net loss	-	-	-	-	-	-	(767,381)	-	(767,381)
Constructive dividend	-	-	-	-	(939,819)	-	-	-	(939,819)
Foreign currency translation adjustment	-	-	-	-	-	-	-	1,678	1,678
Balance as of March 31, 2025	50,000,000	$50,000	5,025,000	$5,025	$7,101,132	$(50,000)	$(767,881)	$1,678	$6,339,954

*	Retrospectively restated for effect of share reorganization (see Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

ALLOYX LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

(Amount in U.S. dollar, except for share and per share data, or otherwise noted)

	For the years ended March 31,
	2025	2024
Cash flows from operating activities
Net loss	$(767,381)	$(500)
Adjustment to reconcile net loss to cash used in operating activities:
Depreciation of property and equipment	3,103	-
Fund subscription service fee	104,600	-
Investment income of short-term investments	(4,348)	-
Change in operating assets and liabilities:
Other receivables	(2,572)	-
Accrued expenses	26,382	-
Operating lease liabilities	33,465	-
Cash used in operating activities	(606,751)	(500)

Cash flows from investing activities
Purchase of short-term investments	(5,762,700)	-
Proceeds from sales of short-term investments	3,858,000	-
Transaction cost for subscriptions of investment funds	(104,600)
Investment income received from short-term investments	4,348	-
Purchases of property and equipment	(61,623)	-
Cash used in investing activities	(2,066,575)	-

Cash flows from financing activities
Proceeds from capital injection from investors	8,040,000	-
Advance from a shareholder	-	5,976
Constructive dividend paid	(939,819)	-
Cash provided by financing activities	7,100,181	5,976

Effect of exchange rate changes on cash and cash equivalents	1,686	-

Net change in cash and cash equivalents	4,428,541	5,476
Cash and cash equivalents at beginning of the year	5,476	-
Cash and cash equivalents at the end of the year	$4,434,017	$5,476

Supplementary cash flows information
Cash received from interest	$16	$-
Cash paid for income taxes	$-	$-

Supplemental schedule of non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$1,530,119	$-

 The accompanying notes are an integral part of these consolidated financial statements.

ALLOYX LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

AlloyX Limited (the “Company”) is a company incorporated in Cayman Islands with limited liability on October 22, 2024. The Company is an investment holding company. The equity interest of the Company was ultimately held as to 50% by Mr. Ling Ngai Lok (“Mr. Lok”) and 50% by Mr. Qiyin Zhu (“Mr. Zhu”), through their holding of shares in Vast Space Limited, Firewood Group Limited, and Well Insight Limited.

Master Venus Limited (“MV”) was incorporated on February 2, 2016 in Samoa and effectively controlled by Mr. Lok. MV has no substantial operations other than holding an operating subsidiary, AlloyX (Hong Kong) Limited (“AXHK”).

AXHK is incorporated on December 23, 2024 in Hong Kong and engaged in blockchain-based payments and tokenization infrastructure service. As of March 31, 2025 and 2024, AXHK did not generate any revenue. As of the date of these financial statements, the Company has commenced its primary operations and maintained necessary licenses for its operations.

AlloyX Group Pte. Ltd (“AXSG”) is incorporated on January 16, 2025 in Singapore and directly held by the Company. AXSG has no substantial operations.

Bravo Valor Partners Ltd (“BVP”) is incorporated on April 6, 2021 in the United States of America. Subsequently on June 10, 2025, the Company acquired from a director of MV of 100% of equity interest of BVP. BVP has no substantial operations.

As of the date of these financial statements, details of the Company and its subsidiaries are as follows:

	Date of	Place of	Percentage of effective ownership as of March 31,
Name	incorporation	incorporation	2025	2024	Principal activities
AlloyX Limited	October 22, 2024	Cayman Islands	N/A	N/A	Investment holding
Master Venus Limited	February 2, 2016	Samoa	100%	100%	Investment holding
AlloyX (Hong Kong) Limited	December 23, 2024	Hong Kong	100%	N/A	Blockchain-based payments and tokenization infrastructure service
AlloyX Group Pte. Ltd.	January 16, 2025	Singapore	100%	N/A	Dormant
Bravo Valor Partners Ltd	April 6, 2021 (acquired on June 10, 2025)	United States of America	N/A	N/A	Dormant

ALLOYX LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Reorganization

Pursuant to a group reorganization (the “Group Reorganization”) to rationalize the structure of the Company and its subsidiaries, the Company becomes the holding company of the subsidiaries on November 19, 2024. The Company and subsidiaries are effectively controlled by the same controlling shareholder, Mr. Ling Ngai Lok (“Mr. Lok”) before and after the Group Reorganization and therefore the Group Reorganization is considered as a recapitalization of entities under common control.

The consolidation of the Company and its subsidiaries has been accounted for at historical cost. No amount is recognized in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination. The consolidated statements of loss and comprehensive loss, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows are prepared as if the current group structure had been in existence throughout the years ended March 31, 2025 and 2024, or since the respective dates of incorporation or establishment of the relevant entity, where this is a shorter period. The consolidated balance sheets as of March 31, 2025 and 2024 present the assets and liabilities of the companies now comprising the Group which had been incorporated or established as at the relevant balance sheet date as if the current group structure had been in existence at those dates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

ALLOYX LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates and assumptions that were used.

Foreign currency translation and transaction and convenience translation

The accompanying audited consolidated financial statements are presented in United States dollars (“US$” or “$”). The functional currency of the Company and its subsidiaries incorporated in the Samoa, Singapore and United States is US$ and the functional currency of the Company’s subsidiary incorporated in Hong Kong is Hong Kong dollar (HK$). The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) Topic 830, Foreign Currency Matters. The Company’s assets and liabilities are translated into US$ from HK$ at year-end exchange rates. Its revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	As of March 31,
	2025	2024
Year-end spot rate	7.7760	7.8247

	For the years ended March 31,
	2025	2024
Average rate	7.7930	7.8243

Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Based on the short-term nature of cash and cash equivalents, other receivables and accrued expenses has determined that the carrying value approximates their fair values. The carrying amount of operating lease liabilities approximate their fair values since they bear an interest rate which approximates market interest rates.

ALLOYX LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash and cash equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less. The Company’s cash is held at well capitalized financial institutions, but they are not Federal Deposit Insurance Corporation (“FDIC”) insured. The Company maintains its cash in bank deposit accounts which at times may exceed insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

Short-term investment

Short-term investment consists of investment in a fund that invest in U.S. securities with original maturities longer than three months but less than one year. In accordance with ASC 820-10-35-59, the Company elected to apply the practical expedient to use net asset value, without adjustment, to measure investment in a fund that does not have a readily determinable fair value. Accordingly, the investments are not classified within the fair value hierarchy and are excluded from the fair value disclosures.

Other receivables, net

Other receivables, net consist of the advance payment to employees. This advance is unsecured and reviewed periodically to determine whether their carrying value has become impaired. Other receivables, net are stated at the original amount less an allowance for expected credit loss on such receivables. The allowance for expected credit losses is estimated based upon our assessment of various factors including historical experience, the age of the other receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss. The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. The receivables are written off after all collection efforts have ceased. As of March 31, 2025 and 2024, the Company has evaluated the probable losses on other receivables are minimal and the allowance for expected credit losses on other receivables were minimal.

ALLOYX LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property and equipment comprises its purchase price and any directly attributable costs of bringing the item to its present working condition and location for its intended use. Expenditure incurred after the item has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the consolidated statements of loss and comprehensive loss in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the item, the expenditure is capitalized as an additional cost of the item.

Depreciation is provided to write off the cost of items of property and equipment over their estimated useful lives and after taking into account their estimated residual value, using the straight-line method, at the following estimated useful lives:

Classification	Estimated useful life
Leasehold improvement	Shorter of the lease terms or the estimated useful lives of the assets
Computer	4 years
Office equipment	4 years

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of loss income and comprehensive loss in the period the asset is derecognized.

Leases

The Company is a lessee of a non-cancellable operating lease for office. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease’s commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use (“ROU”) assets and lease liabilities.

The Company may recognize the lease payments in the consolidated statements of loss and comprehensive loss on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

The Company did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

ALLOYX LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases (Continued)

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended March 31, 2025 and 2024, the Company did not have any impairment loss against its operating lease right-of-use assets.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years end March 31, 2025 and 2024.

Accrued expenses

Accrued expenses primarily include accrued salary and employee benefits and other accrued expenses for the operation in the ordinary course of business.

General and administrative expenses

General and administrative expenses primarily consist of personnel-related compensation expenses, including salaries and related social insurance costs for operations and supporting personnel, depreciation, professional services fees, utilities, office expense, and expenses related to general operations.

Income taxes

The Company accounts for income taxes in accordance with the U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the period as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. For the years ended March 31, 2025 and 2024, there were nil temporary differences. As of March 31, 2025 and 2024, no deferred tax asset or liability recognized

The Company’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2025 and 2024.

ALLOYX LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee benefits

Payments to the Mandatory Provident Fund Scheme (“MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance are recognized as an expense when employees have rendered service entitling them to the contributions. An employer is required to make regular mandatory contributions of at least 5% of the employee’s monthly income and HK$1,500 of the employee’s monthly income over HK$30,000.

The Company is obligated to make severance payments and long service payments for its employees on cessation of employment in certain circumstances under the Ordinance. The Ordinance currently allows employers to offset the severance or long service payments to an employee against accrued benefits derived from the contributions it has made to the employee in the MPF Scheme. However, the Legislative Council has passed the Employment and Retirement Schemes Legislation (Offsetting Arrangement) (Amendment) Bill 2024 on June 9, 2024 to abolish the use of the accrued benefits of employers’ mandatory contributions under the MPF System to offset severance payment and long service payment. The Hong Kong government has announced that the abolition will take effect on May 1, 2025. Accrued benefits derived from employers’ voluntary MPF contributions as well as gratuities based on length of service can continue to be used to offset severance payment and long service payment.

Comprehensive loss

The Company presents comprehensive loss in accordance with ASC Topic 220, Comprehensive Income, (“ASC 220”). ASC 220 states that all items that are required to be recognized under accounting standards as components of comprehensive loss be reported in the consolidated financial statements. Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that are recorded as an element of shareholders’ equity but are excluded from net loss. Other comprehensive loss consists of a foreign currency translation adjustment resulting from the Company’s subsidiaries not using the US$ as the Company’s functional currency.

Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter. There were no material commitments or contingencies as of March 31, 2025 and 2024.

Loss per share

The Company computes net loss per share in accordance with ASC 260, “Earnings per Share”. ASC 260 requires presentation of both basic and diluted net loss per share (“EPS”) on the face of the consolidated statements of loss and comprehensive loss. Basic EPS is computed by dividing income available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the year. Diluted EPS gives effect to all dilutive potential common shares outstanding during the year using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of warrants, options, and restricted stock units. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. The Company had no potentially dilutive securities as of March 31, 2025 and 2024.

ALLOYX LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Recently adopted accounting standards

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the consolidated financial statements. Management is evaluating the impact on the Company’s consolidated financial statements. The Company adopted ASU 2023-07 on April 1, 2024. The adoption of the ASU 2023-07 did not have a material impact on financial disclosures.

New accounting standards not yet adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). The Company believes the future adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires incremental disclosures about specific expense categories, including but not limited to, purchases of inventory, employee compensation, depreciation, amortization and selling expenses. The amendments are effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted and the amendments may be applied either prospectively or retrospectively. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024. ASU 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in an annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the consolidated balance sheets, statements of loss and comprehensive loss and cash flows.

ALLOYX LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SEGMENT INFORMATION

Segments were identified based on the Company’s internal reporting and how the chief operating decision maker (“CODM”) assesses the performance of the business. The Company’s CODM has been identified as the Chief Executive Officer, who reviews the results of operations and net loss when making decisions about allocating resources and assessing the performance of the Company. All assets of the Company are located in Hong Kong and all operations are all conducted in Hong Kong. Accordingly, management has determined that the Company only has one operating and reportable segment. The Company’s CODM does not review assets by segment in the evaluation and therefore assets by segment are not disclosed.

When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews key metrics, which include the following:

	For the years ended March 31,
	2025	2024
Operating expenses
Marketing and promotion expenses	$(13,218)	$-
Employee benefits expenses	(230,292)	-
Other general and administrative expenses	(531,096)	(122)
Total operating expenses	(774,606)	(122)
		-
Total other income (expenses), net	7,225	(378)
Net loss	$(767,381)	$(500)

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of March 31,
	2025	2024
Computer	$34,240	$-
Leasehold improvement	25,454	-
Office equipment	1,929	-
Sub-total	61,623	-
Less: accumulated depreciation	(3,110)	-
Property and equipment, net	$58,513	$-

Depreciation expenses for the years ended March 31, 2025 and 2024 were $3,103 and nil, respectively.

ALLOYX LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. SHORT-TERM INVESTMENT

As of March 31, 2025 and 2024, the Company’s portfolio of short-term investment comprised of investment in a private investment fund. Short-term investment consists of the following:

	As of March 31,
	2025	2024
Investment in a private investment fund	$1,904,700	$-

The following table presents the movement of short-term investment for the years ended March 31, 2025 and 2024:

	As of March 31,
	2025	2024
Beginning balance	$-	$-
Additions	5,762,700	-
Disposal	(3,858,000)	-
Ending balance	$1,904,700	$-

Investment income of $4,348 is recorded as other income in the Company’s consolidated statements of loss and comprehensive loss for the year ended March 31, 2025.

6. ACCRUED EXPENSES

Accrued expenses consist of the following:

	As of March 31,
	2025	2024
Accrued payroll and welfare expenses	$26,382	$-

ALLOYX LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. OPERATING LEASE

During the year ended March 31, 2025, the Company entered into an occupancy and risk assumption agreement with a related party, pursuant to which the Company obtained the right to occupy the leased office premise of the related party. Under the terms of the agreement, all rental payments and associated risks related to the premises are fully assumed by the Company. Accordingly, the Company recognized the right-of-use asset or lease liabilities in respect of this lease in December 2024.

The Company’s operating right-of-use assets and lease liabilities recognized in the consolidated balances sheets consisted of the following:

	As of March 31,
	2025	2024
Cost	$1,530,119	$-
Less: accumulated depreciation	(157,814)	-
Operating right-of-use asset, net	$1,372,305	$-

	As of March 31,
	2025	2024
Operating lease liabilities
Current portion	$491,655	$-
Non-current portion	914,116	-
Total	$1,405,771	$-

	As of March 31,
	2025	2024
Operating lease:
Weighted average remaining lease term (years)	2.67	-
Weighted average discount rate	5.375%	-

During the years ended March 31, 2025 and 2024, the Company incurred operating lease expenses of $183,660 and nil, respectively.

The maturity analysis of the Company’s non-cancelable operating lease obligations as of March 31, 2025 is as follows:

As of March 31, 2025
Year ending March 31, 2026	$552,181
Year ending March 31, 2027	552,181
Year ending March 31, 2028	401,586
Total undiscounted operating lease obligations	1,505,948
Less: imputed interest	(100,177)
Operating lease liabilities recognized in the consolidated balance sheet	$1,405,771

ALLOYX LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. SHAREHOLDERS’ EQUITY

(a)	Ordinary shares

The Company was established under the laws of the Cayman Islands on October 22, 2024, with an authorized share capital of 50,000,000 ordinary shares with a par value of $0.001 each. There were 50,000,000 ordinary shares issued and outstanding as of March 31, 2025 and 2024. The ordinary shares have been retrospectively restated for effect of share reorganization (see Note 1).

(b)	Subscription receivable

Subscription receivable of $50,000 is related to the issuance of 50,000,000 ordinary shares with a par value of $0.001 each to the shareholders of the Company on October 22, 2024.

(c)	Constructive dividend

As of March 31, 2025, the Company recorded constructive dividend of $939,819 to Mr. Lok. The amount represents non-interest-bearing advance made during the year ended March 31, 2025. The amount is non-trade nature. Based on the nature of the transaction and the relationship with the shareholder, the Company has classified the amount as a contra-equity item in accordance with ASC 505-10-45-2 and SEC Staff Accounting Bulletin Topic 4.E.

(d)	Financing arrangements

During the year ended March 31, 2025, the Company entered into share purchase agreements with certain institutional investors (the “Investors”), pursuant to which the Company agreed to sell to the Investors ordinary shares at purchase price of $1.60 per share. The Company received gross proceeds $8,040,000 from the Investors in exchange of 5,025,000 shares to be issued as of March 31, 2025.

9. INCOME TAX

The Company and MV are domiciled in the Cayman Islands and Samoa, respectively. Under the current and applicable laws of the Cayman Islands and Samoa, the Company and MV are not subject to tax on income or capital gain.

AXSG is incorporated in Singapore are subject to the Singapore corporate tax rate of 17%.

BVP is considered U.S. tax resident under U.S. tax laws and subject to U.S. tax laws at a statutory tax rate of 21%.

AXHK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended March 31, 2025 and 2024, Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HKD 2 million of assessable profits is 8.25% and assessable profits above HKD 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong.

A reconciliation of the provision for income taxes determined at the Hong Kong statutory income tax rate to the Company’s effective income tax rate is as follows:

	For the years ended March 31,
	2025		2024
Loss before income tax expense	(767,381)		$(500)
		%		%
Tax at Hong Kong statutory tax rate of 16.5%	(126,617)	(16.5)%	(83)	(16.5)%
Effect of tax-exempt for the Company incorporated in Cayman Islands and Samoa	50,868	6.6%	83	16.5%
Tax effect on non-deductible expenses	433	0.1%	-	-%
Tax effect on non-assessable income	(635)	(0.1)%	-	-%
Tax effect on deductible temporary differences	(5,637)	(0.7)%	-	-%
Change in valuation allowance	81,588	10.6%	-	-%
Income tax expense	-	-%	-	-%

ALLOYX LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. INCOME TAX (Continued)

The following table sets forth the significant components of the deferred tax assets of the Company as of March 31, 2025 and 2024:

	As of March 31,
	2025	2024
Deferred tax assets, net:
Net operating loss carryforwards	$81,588	$-
Less: valuation allowance	(81,588)	-
Deferred tax assets, net	$-	$-

The movement of valuation allowance is as follows:

	As of March 31,
	2025	2024
Beginning balance	$-	$-
Tax losses recognized	81,588	-
Ending balance	$81,588	$-

The Company had approximately $494,473 and nil operating tax losses carried forward as of March 31, 2025 and 2024, respectively. All the tax losses carryforwards will carryforward indefinitely. As of March 31, 2025 and 2024, no deferred tax assets have been recognized for these tax loss carry-forwards because management is not able to reliably estimate if and when the benefit of potential tax assets would be realized.

10. OTHER INCOME (EXPENSES), NET

Other income (expenses), net consist of the following:

	For the years ended March 31,
	2025	2024
Exchange gain (loss) on foreign currency translation	$2,861	$(524)
Investment income from investment in a private investment fund	4,348	-
Others	16	146
Total	$7,225	$(378)

11. RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties

Name	Relationship with the Company
Mr. Lok	Controlling shareholder, sole director and chief executive officer of the Company
Mr. Zhu	Shareholder of the Company

Subscription receivable of $50,000 is related to the issuance of 50,000,000 ordinary shares with a par value of $0.001 each to the shareholders of the Company on October 22, 2024 (see Note 8).

Constructive dividends of $939,819 represents non-trade advances to Mr. Lok during the year ended March 31, 2025 (see Note 8).

Remuneration to senior management for the years ended March 31, 2025 and 2024 was:

	For the years ended March 31,
	2025	2024
Salaries and other short term employee benefits	$67,720	$-
Payments to defined contribution pension schemes	577	-
Total	$68,297	$-

ALLOYX LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. RISKS AND UNCERTAINTIES

Credit risk

The Company’s assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances and other receivables.

Bank balances

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Company’s Hong Kong subsidiary is located.

Other receivables

The Company is exposed to risk from other receivables. These assets are subject to credit evaluations. An allowance, where applicable, is made for estimated unrecoverable amounts that have been determined by reference to past default experience and the current economic environment.

Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the financial instruments. The Company is not exposed to significant transactional foreign currency risk since almost all of its transactions, assets and liabilities are denominated in HKD which is the functional currency of the operating subsidiaries.

Market and geographic risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

13. COMMITMENTS AND CONTINGENCIES

Litigation and contingencies

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. Management is currently not aware of any such legal proceedings or claims that could have, individually or in the aggregate, a material adverse effect on the Company’s business, financial condition, or operating results.

14. SUBSEQUENT EVENTS

The Company has assessed all events from March 31, 2025, up through September 29, 2025, which is the date of these consolidated financial statements are available to be issued, except as disclosed below, there are no other material subsequent events that require disclosure in these consolidated financial statements.

Up through July 7, 2025, the Company sold 1,437,500 ordinary shares to institutional investors with gross proceeds of $2,300,000 received.

In July 2025, the Company issued 12,500,000 ordinary shares to the shareholders and institutional investors.

On August 11, 2025, Solowin Holdings (“SWIN”), a Cayman Islands exempted holding company, entered into a sale and purchase agreement with the shareholders (the “Sellers”) of the Company, pursuant to which SWIN agreed to purchase from the Sellers 100% issued and outstanding shares of the Company. The Sellers will receive an aggregate of 106,779,926 class A ordinary shares, par value $0.0001 per share of SWIN, and 23,331,599 class B ordinary shares, par value $0.0001 per share of SWIN, as consideration for the sale of their aggregate 100% ownership in the Company, as determined by dividing (i) the agreed valuation of the Company of US$350,000,000 as of August 11, 2025, by (ii) volume-weighted average price of the SWIN’s Class A Ordinary Shares for the 120 consecutive trading days immediately preceding August 11, 2025, or US$2.69. The acquisition was completed on September 3, 2025.